efforts in existing and new markets. We also intend to continue to make investments in research and development efforts to develop our next generation products. As a result of these and other factors, we expect our operating expenses to increase in the future.

Components of Our Results of Operations

Revenues

We generate our revenues primarily from the sale of energy-based medical aesthetic products, which consist of platforms and non-consumable handpieces. To a lesser extent, we generate revenue from the sale of consumables and from the sale of extended warranties. For the years ended December 31, 2018, 2017 and 2016, we derived approximately 93% of our revenues from the sale of medical aesthetic products and approximately 7% of our revenues from the sale of consumables and extended warranties. We expect our revenues from the sale of consumables and extended warranties to increase over time as our installed base continues to grow. We have experienced growth in sales of consumables in the past three years. Recent revenue growth has been driven by, and we expect continued growth as a result of, increased patient and physician awareness of our medical aesthetic products and additional sales representatives. We have expanded our sales and marketing organization to help us drive and support revenue growth and intend to continue this expansion.

For the years ended December 31, 2018, 2017 and 2016, we derived approximately 27%, 26% and 17%, respectively, of our total revenues from the sale of products and solutions relating to our *BodyTite* and *EmbraceRF* platforms in the United States, approximately 19%, 10% and 0%, respectively, of our total revenues from the sale of products and solutions relating to our *Optimas* platform in the United States and approximately 23%, 21% and 0%, respectively, of our total revenues from the sale of products and solutions in the United States primarily designed to address women's health. In the future, we expect that the contributions to revenues from the sale of products and solutions relating to our *BodyTite, EmbraceRF* and *Optimas* platforms and women's health related treatments in the United States will continue to be similar to the year ended December 31, 2018 (excluding the impact of new products from which we generate revenues).

We sell our products directly in the United States, Canada, United Kingdom and Spain, and indirectly through third-party distributors in other countries. For the year ended December 31, 2018, we derived approximately 89% of our revenues in North America compared to approximately 83% of our revenues for the year ended December 31, 2017.

The following table provides information regarding the breakdown of our revenue by geographic region for the years ended December 31, 2018 and 2017:

| | Percent of Revenue | |
| | Years ended December 31, | |
Geographic region	2018 (%)	2017 (%)
North America (excluding Mexico)[1]	89	83
Europe	6	9
Asia-Pacific	3	6
Other	2	2
Total	100	100

(1) For the years ended December 31, 2018 and 2017, we derived approximately 81% and 80%, respectively, of our revenues from the United States.

We believe that there are opportunities for us to generate additional revenue from existing customers who are already familiar with our products. For example, a number of our existing customers have purchased additional aesthetic treatment products from us to expand their treatment offerings. We intend to continue to make significant investments in research and development activities and introduce innovative next-generation pipeline products to our customers. As a result, we expect that certain existing customers

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Home Skinovations Ltd.

Certain of our shareholders (some of whom also serve as our directors and executive officers), including Moshe Mizrahy, Yoram Sadeh, Michael Bank, Ben Zion Levi, Eli Raveh and a significant beneficial holder, IHCV, hold in the aggregate approximately 56% and   % of our issued and outstanding share capital immediately prior to and immediately following the completion of this offering, respectively, also are the record holders of approximately 51% of the issued and outstanding shares of Home Skinovations Ltd., or Home Skinovations, an Israeli corporation headquartered in Sha'ar Yokneam, Yokneam, Israel.

Mr. Moshe Mizrahy, our Chief Executive Officer and Chairman of our board of directors, serves as the chairman of the board of directors of Home Skinovations and was the Chief Executive Officer of Home Skinovations until June 2018, and Dr. Hadar Ron, our director nominee, serves on the board of directors of Home Skinovations.

Home Skinovations is involved in the development, manufacture and distribution of home-use light-based devices for aesthetic applications, which include hair removal, anti-aging, microdermabrasion, cellulite and acne treatments. Except as detailed below, we have no commitments to or agreements with Home Skinovations or any of its subsidiaries, including with respect to any mutual research and development, indebtedness, financing, debt or credit lines, or any jointly-owned intellectual property or like arrangements, and we do not share tangible or intangible assets with Home Skinovations or any of its subsidiaries. Any future agreements with Home Skinovations must be reviewed and approved by our audit committee and board of directors. See "Management — Approval of Related Party Transactions under Israeli Law."

Service Agreements

The Company receives certain services from, and provides certain services to, Home Skinovations. We do not consider these services to be material. The services include mobile phone services, use of certain computer hardware and switchboard infrastructure, certain software licenses and limited personnel services. In relation to these services, Home Skinovations invoiced us approximately $82,000, $240,000 and $175,000 for the years ended December 31, 2018, 2017 and 2016, respectively, which includes amounts invoiced under the Israel office sublease described below, and the Canadian subsidiary of Home Skinovations invoiced our Canadian subsidiary approximately $140,000, $128,000 and $116,000 for the years ended December 31, 2018, 2017 and 2016, respectively, for these services.

Israel Office Sublease

Until May 2018, we subleased our offices in Yokneam, Israel from Home Skinovations (approximately 1,000 square feet in 2016 and our entire lease of 10,290 square feet in 2017). For the years ended December 31, 2018, 2017 and 2016, Home Skinovations invoiced us for an aggregate of approximately $56,000, $140,000 and $17,000, respectively, for the office sublease. As of February 2019, we lease our offices in Israel directly from an unaffiliated lessor.

Joint Venture Equity Interest Conversion, Liquidation Preference and Notice Rights

Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), a non-controlling partner in our Chinese joint venture (Guangzhou InMode Medical Technology Ltd.), had the right to convert its non-controlling equity interest in such joint venture into our ordinary shares prior to the consummation of our initial public offering at a conversion rate based on the capital contributed by Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP), with interest, and our valuation in such offering. Due to this conversion right, the non-controlling partner rights are presented in our financial statements as a redeemable non-controlling interest as the conversion does not meet permanent equity classification. However, on September 12, 2018, as extended on February 21, 2019, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) waived any and all rights, privileges and interests with regard to such conversion right conditioned on the completion of this offering on or before June 15, 2019. In addition, under the joint